UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MICROBOT MEDICAL INC.

Full Name of Registrant

Former Name if Applicable

25 Recreation Park Drive, Unit 108

Address of Principal Executive Office (Street and Number)

Hingham, MA 02043

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023. The Registrant expects to file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Harel Gadot	(781)	875-3605
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s research and development expenses were approximately $1,617,000 for the three months ended March 31, 2023, compared to approximately $1,706,000 for the comparable period in 2022. The decrease in research and development expenses for the period presented was primarily due to increases relating to the initial preparations to transfer the LIBERTY device from research & development to low volume and controlled production (to be used for bench, animal and clinical trials), offset by decreases in payroll due to a decrease in the number of employees.

General and administrative expenses were approximately $1,302,000 for the three months ended March 31, 2023, compared to approximately $1,470,000 for the comparable period in 2022. The decrease in general and administrative expenses for the period presented was primarily due to increases in travel and professional service expenses, offset by decreases in payroll expenses resulting from not recording a bonus accrual in the first fiscal quarter of 2023 and decreases in director and officer insurance premiums.

Financing income was approximately $66,000 for the three months ended March 31, 2023, compared to financing expenses of approximately $13,000 for the comparable period in 2022. The increase in financing income for the period presented was primarily due to an increase in interest income and unrealized gains from marketable securities offset by exchange rate expenses recorded due to the strengthening of the U.S. Dollar against the NIS.

MICROBOT MEDICAL INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2023	By:	/s/ Harel Gadot
Harel Gadot CEO, President and Chairman